Exhibit 99.1

N E W S R E L E A S E

Siyata Mobile Provides Additional Update on its AI-Powered PTT Device

New Features Expand Applications for Loud Work Environments

Vancouver, BC – May 23, 2024 – Following the press release on May 21, 2024 from Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, the Company is pleased to give further clarity on its recently introduced SD7 Wired Palm Mic Pro with AI Noise Cancellation. This innovative device, designed for use with the Company’s SD7 Handset, now includes groundbreaking features that extend its functionality beyond simple noise cancellation.

The SD7 Wired Palm Mic Pro leverages advanced AI to adjust and compensate microphone levels, ensuring that only the human voice is isolated and transmitted, while background noises—whether stationary or dynamic—are effectively suppressed. This sophisticated technology also normalizes voice levels, maintaining smooth conversation quality regardless of the speaker’s proximity to the microphone. The Company also offers a VK7 Wired Palm Mic Pro with AI Noise Cancelation, so that this same innovative noise cancelation is available for first responder vehicles, and for enterprise vehicles with the Siyata VK7 Vehicle Kit.

Potential Applications for the New Features:

●	Loud concert halls for security and support staff.

●	Construction sites with heavy machinery.

●	Road crews working in noisy traffic environments.

●	Mining vehicles engaged in ore extraction.

●	First responder vehicles during emergency situations with active sirens.

Marc Seelenfreund, CEO of Siyata, commented, “Our commitment to leading the $7 Billion Push-to-Talk over Cellular market drives us to continually innovate with customer-focused solutions. The enhanced features of the Wired Palm Mic Pro with AI Noise Cancellation reinforce our position as a pioneer in AI-based Remote Speaker Mics (RSMs). This product not only allows first responders and enterprise customers to communicate more clearly in loud environments but also ensures seamless and uninterrupted communication. We are excited about the potential impact of this technology and look forward to introducing further innovations throughout 2024.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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